UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 29, 2024, EZGO Technologies Ltd., a British Virgin Islands company (the “Company”), was named as defendant in a lawsuit in the Supreme Court for the State of New York, County of New York (Index No. 652191/2024) by Empery Asset Master, Ltd., Empery Tax Efficient, LP, and Empery Tax Efficient III, LP (collectively, the “Plaintiffs”), relating to certain purported notices of exercise and the number of warrant shares issuable under certain exchange warrants (the “Exchange Warrants”) issued to the Plaintiffs in September 2023. The Plaintiffs’ complaint asserts purported causes of action against the Company for “breach of contract – damages”, declaratory judgment, and “breach of contract – specific performance” in connection with the Company’s purported failure to honor the Plaintiffs’ exercise requests.

As previously disclosed, in September 2023, the Plaintiffs collectively invested approximately $3.33 million in the Company and received ordinary shares, warrants and the Exchange Warrants pursuant to a securities purchase agreement entered into by and among the Company and the Plaintiffs. On April 12, 2024, the Company effected a 1-for-40 reverse share split. Immediately following the reverse share split, the Plaintiffs repeatedly sought to exercise the Exchange Warrants on an “alternative cashless exercise” basis, which the Company considers to be inconsistent with the terms of the Exchange Warrants, and disputes that the Plaintiffs are entitled to the requested shares. The Company wholly denies the allegations and claims made in the lawsuit and is currently defending the lawsuit.

On May 23, 2024, the Plaintiffs filed a motion for a preliminary injunction seeking an order (1) directing the Company to deliver the shares sought in their warrant exercise requests; (2) directing the Company to deliver all shares pursuant to future requests; (3) preventing the Company from issuing or delivering any shares to other holders until the Company honors Plaintiffs’ outstanding exercise requests; and (4) directing the Company to instruct its transfer agent to comply with the Court’s preliminary injunction order. On July 1, 2024, the court denied the Plaintiffs’ motion for a preliminary injunction in its entirety.

On July 19, 2024, the Company filed a motion to dismiss all of the Plaintiffs’ claims against the Company. The Company’s motion to dismiss is fully submitted and remains pending as of this time.

On October 29, 2024 (the “Effective Date”), the Company entered into a Settlement Agreement and Release (the “Settlement Agreement”) with the Plaintiffs, which resolved and settled the above referenced lawsuit between the Company and Plaintiffs. Pursuant to the Settlement Agreement, the Plaintiffs and the Company agreed to enter into certain Side Letter Agreements (the “Side Letter Agreements”) to amend the Exchange Warrants, which reduced the Warrant Shares (as defined in the Side Letter Agreements) to no more than 3,000,000 ordinary shares of the Company allocated to the Plaintiffs, exercisable at any time on or after the Trading Day (as defined in the Exchange Warrants) immediately following the Effective Date and through the Termination Date (as defined in the Side Letter Agreements). The Company also agreed to pay the Plaintiffs in the amount of $10,000 (the “Settlement Payment”) as compensation for costs incurred by the Plaintiffs in connection with the lawsuit and the Settlement Agreement. Additionally, the Plaintiffs and the Company each agreed to fully release the other from all claims arising out of the allegations and claims asserted in the lawsuit, subject to certain carve-outs (including any claims that the Plaintiffs or the Company may have against the other for a breach of the Settlement Agreement, the Side Letter Agreements or the Exchange Warrants (as amended pursuant to the Side Letter Agreements) and conditions.

As previously disclosed in the Company’s report of foreign private issuer on Form 6-K filed with the U.S. Securities and Exchange Commission on September 13, 2023, the Company may not effect the exercise of any Exchange Warrant, and a holder will not be entitled to exercise any portion of an Exchange Warrant, which, upon giving effect to such exercise, would cause the aggregate number of the Company’s ordinary shares beneficially owned by the holder (together with its affiliates) to exceed 4.99% (or, at the election of the holder, 9.99%) of the number of ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Exchange Warrants (as amended pursuant to the Side Letter Agreements).

Within three business days following the last to occur of (i) the execution of the Settlement Agreement, (ii) the execution of the Side Letter Agreements, and (iii) the transmittal by the Company of the Settlement Payment, the Plaintiffs will file a stipulation discontinuing the lawsuit without prejudice.

The Settlement Agreement and the form of Side Letter Agreements are attached as Exhibits 10.1 and 10.2, respectively, to this Current Report on Form 6-K. The description of the terms of the Settlement Agreement and the Side Letter Agreements is not intended to be complete and is qualified in its entirety by reference to such exhibits.

This report shall be deemed to be incorporated by reference into the registration statements of the Company on Form F-3 (File No. 333-272011 and 333-263315) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
10.1†	Settlement Agreement and Release dated as of October 29, 2024
10.2	Form of Side Letter Agreements

†	Portions of the exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: October 30, 2024

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